UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MGO GLOBAL INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

55317F108

(CUSIP Number)

January 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55317F108	Schedule 13G

1.	Name of Reporting Persons Virginia Hilfiger
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,571,610
	6.	Shared Voting Power 394,000
	7.	Sole Dispositive Power 3,571,610
	8.	Shared Dispositive Power 394,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,610
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 33.9%
12.	Type of Reporting Person (see instructions) IN

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Item 1.

(a) Name of Issuer: The name of the issuer is MGO GLOBAL INC. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a corporation organized under the laws of the State of Delaware with principal executive offices at 1515 SE 17th Street, Suite 121/#460596 Fort Lauderdale, Florida 33346.

Item 2.

(a) Name of Person Filing: The name of the person filing is:

(i) Virginia Hilfiger (“Ms. Hilfiger”).

(b) Address of Principal Business Office, or if None, Residence:

(i) The principal executive office of Ms. Hilfiger is 1515 SE 17th Street, Suite 121/#460596 Fort Lauderdale, Florida 33346.

(c) Citizenship:

(i) Ms. Hilfiger is a United States citizen.

(d) Title of Class of Securities: The title of the class of securities is Common Stock par value $0.00001 per share.

(e) CUSIP Number: The CUSIP number for the Common Stock is 55317F108.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

(i) Ms. Hilfiger owns 3,965,610 shares of common stock of the Issuer which includes 394,000 shares of common stock of the Issuer owned by MGOTEAM LLC of which Ms. Hilfiger shares control over voting and disposition with Maximiliano Ojeda.

(b) Percent of class:

(i) For Ms. Hilfiger: 33.9%.

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(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(A) For Ms. Hilfiger: 3,571,610 shares of common stock.

(ii) Shared power to vote or to direct the vote:

(A) For Ms. Hilfiger: 394,000 shares of common stock.

(iii) Sole power to dispose or to direct the disposition:

(A) For Ms. Hilfiger: 3,571,610 shares of common stock.

(iv) Shared power to dispose or to direct the disposition:

(A) For Ms. Hilfiger: 394,000 shares of common stock.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023

MGO Global, Inc.

By:	/s/ Virginia Hilfiger
Virginia Hilfiger
Director and Chief Design Officer

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